

Mail Stop 7010

March 10, 2008

Richard Pell
Chief Executive Officer
Julius Baer Americas Inc.
330 Madison Ave.
New York, NY 10017

Re: Julius Baer Americas Inc.
Registration Statement on Form S-1
Filed on February 12, 2008
File No. 333-149178

Dear Mr. Pell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include all information that is not subject to Rule 430A, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. We will need adequate time to review this information once it is provided.

2.   Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

4.   Please explain why you believe that Artio Global Investors Inc. is not an investment company under the Investment Company Act of 1940. Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for Artio Global Investors Inc. as well as Artio Global Holdings LLC, Artio Global Management LLC and its other operating entities, prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each.

Gatefold of Prospectus

5.   We note that you have provided a selective presentation of your historical returns. If you elect to retain this information, please also provide a presentation of the historical returns for your other investment vehicles.

Prospectus Summary, page 1

6.   The market opportunity language overwhelms the depiction your business. Please balance the summary discussion with the specific risks that you face.

7.   Under the Our Business section, disclose that you are a holding company and that the operations of the business will be performed and all your assets will be held through Artio Global Holdings LLC. Also disclose in this paragraph that the net profits and losses of the operating company will be allocated 70% to you and 30% to the Principals.

8.   Briefly identify and describe the nature of your fee income.

Our Structure and Reorganization, page 5

9.   Please describe in plain English all the transactions relating to the reorganization and offering, including the transactions described on page 37 in the Unaudited Pro Forma Consolidated Financial Information section, such as the incurrence of debt for the special distribution.

10.   Under a separate subheading in the Summary section, please quantify the distributions, acceleration of unvested membership interests or deferred compensation, tax receivables or other remuneration that each Principal has received over the past year or will receive, including from the reorganization transactions and the offering and the pre-offering distribution. Include distributions from Julius Baer from the proceeds of the offering here and in the Use of Proceeds sections. Provide this information on a group and

individual basis. Describe the purposes for these distributions or payments. Also clarify how future distributions will be calculated and made to the Principals.

11.   Please provide us a diagram depicting your current organizational structure. Tell us whether you have recently transferred assets in anticipation of the offering.

12.   Please revise your organizational chart and/or subsequent disclosure to link the business names used in your consolidated financial statements with those used throughout the rest of the document.

13.   Please expand on the entities that will engage in your alternative investment activities and when you anticipate entering into these activities. We note your disclosure on page 68. Please provide more detail on the status of these funds.

14.   In the second full paragraph on page 6, please clarify that the new class A units Principals may exchange represent ownership rights in the operating company, but they will receive class A common stock in the registrant when they exchange. Please provide more specific risk factor disclosure about potential dilution to investors from these exchanges and from the conversion of class C common stock.

Risk Factors, page 14

15.   If applicable, please discuss any risks related to sub-prime mortgages and the recent challenges in global financial markets.

16.   Please address the risks inherent in your expansion into alternative investments including hedge funds.

If our investment strategies perform poorly . . ., page 14

17.   Please describe the legal recourse, if any, that investors have against you for dissatisfaction with the performance of funds.

We will be required to pay the Principals most of the tax benefit . . ., page 25

18.   Please quantify the payments to be made to the Principals under the tax receivable agreement.

Unaudited Pro Forma Consolidated Financial Information, page 37

19.   Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have comments based on the guidance in Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

General, page 46

20.   For your discussion of Separate Accounts, please expand your disclosure to state how you determine the amount of investment management fees to recognize as revenues.

Assets under Management – SEC Registered Mutual and Private Offshore Funds, page 47

21.   Please identify the names of the funds you discuss in this section.

Operating Results, page 51

22.   We note in July 2006 you launched a series of U.S. equity strategies. Please revise your disclosure to discuss the impact these new strategies had on your assets under management and your operating results for the fiscal year 2006 and the nine-months ended September 30, 2006 and September 30, 2007. Refer to Items 303(A)(3)(ii) and (iii) of Regulation S-K for guidance.

23.   We note your disclosure on page 81 that you may receive soft dollar credits from broker-dealers that reduce your expenses and if your ability to use soft dollar credits were reduced or eliminated your operating expenses would likely increase. Please revise your operating expenses disclosure to state the amount of soft dollar credits used during each period including a statement as to why such credit was provided by your broker-dealer.

Liquidity and Capital Resources, page 60

24.   We note that you intend to enter into an agreement with the Principals where you will pay the Principals in cash 85% of the tax savings you intend to realize for the exchange of New Class A Units and the Class B common stock for Class A common stock. We further note your disclosure on page 26 that such payments will be substantial. Please revise your liquidity discussion and analysis to include disclosure of:

- The material terms of the tax receivable agreement,
- The impact such agreement will have on your consolidated financial statements,
- The estimated total payments or an explanation as to why you are unable to make such estimate,
- And how you intend to fund the payments required under this agreement including any impact this may have on your ability to make quarterly cash dividend payments to investors.

25.   Please revise your disclosure for your anticipated capital requirements to state how you
        intend to fund such requirements.

26.   Please revise your discussion and analysis of your operating cash flows to provide a more
        comprehensive explanation of the factors contributing to your positive operating cash
        flows and any changes between the periods presented that have also impacted your
        operating cash flows. For example, we note during fiscal year 2007 you changed your
        marketable securities classification from trading to available-for-sale. Such change had a
        positive impact on your operating cash flows that should be communicated to your future
        investors. Refer to Item 303(A)(1) of Regulation S-K, Instruction 5 to Item 303(A) of
        Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Market Risk, page 61

27.   Please expand your disclosure to ensure that you have included the information per Item
        305(b) of Regulation S-K for each of your market risks. In addition to providing a
        detailed explanation of each market risk, ensure you sufficiently describe how you
        manage each of the market risks. If you do not hedge or manage your market risk in
        some other manner, please state as such. Refer to Section 507.02 of the Financial
        Reporting Codification for additional guidance.

Critical Accounting Policies and Estimates, page 62

28.   We note that you have not included the fair value of the assets in the funds you manage
        or the fair value of the redeemable subsidiary securities as critical estimates to your
        consolidated financial statements. The fair value of the assets in the funds you manage
        appears to be the primary factor in calculating your revenues. The redeemable subsidiary
        securities are approximately 60% of your total liabilities based on your contractual
        obligations table. As such, please include these two estimates as part of this disclosure.
        Such disclosure should describe the methodologies used to arrive at the estimates, the
        material assumptions made in the methodologies used, and the sensitivity of the
        assumptions used. Refer to Section 501.14 of the Financial Reporting Codification for
        guidance. Otherwise, please provide us with a detailed explanation as to how you
        determined such disclosure would not be useful to an investor.

Distribution Policy, page 54

29.   Disclose the frequency and amount of any cash distributions for the past two years.
        Please disclose whether these distributions were declared pursuant to any agreement.

30.   Please describe in detail the Delaware law and other restrictions in your debt or other
        agreements that limit your ability to pay distributions at the rates identified.

Business, page 64

Overview, page 64

31.   Please revise your disclosure to explain how your investment products relate to your investment strategies. For example, please disclose how the nine SEC registered mutual funds and the three private offshore funds within the Proprietary Mutual Funds category of Investment Products relates to your Investment Strategies.

Industry Overview, page 65

32.   Please tell us whether the information cited by Cerulli Associates and Casey, Quirk & Associates is publicly available or whether it was prepared for you.

Investment Strategies and Performance, page 69

33.   We note that you have disclosed the main vehicles for each of your strategies. Please clarify your disclosure and include in one table all investment vehicles under your management, including the SEC registered mutual, private offshore, institutional commingled funds, and other accounts. Quantify the returns and assets under management for each of these investment vehicles.

34.   You describe the SEC registered mutual funds in each of your strategies. Please describe your other investment products in greater detail. We note that you briefly describe some of these products on page 48 under the MD&A section.

35.   Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the officers, directors or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

Compensation Discussion and Analysis, page 86

36.   Please discuss your CEO's and President's role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A.

37.   Please clarify how the determinations were made for the distributions and equity awards to the Principals and identify who made these determinations.

38.   Although you disclose that you have not followed any formal practice of benchmarking, you state that you have historically reviewed survey information concerning compensation levels in comparative companies. Please identify the companies and the compensation components you have compared. Alternatively, please tell us why you do

not believe that you engage in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

39.   Please analyze how individual roles and performance factor in to the compensation amounts you disclose. With regard to company performance, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

40.   Please disclose how the company determines the amount (and, where applicable, the formula) for each element of compensation.

41.   If applicable, please provide the potential payments upon termination or change-in-control disclosure required by Item 402(j) of Regulation S-K.

Relationships and Related Party Transactions, page 93

Other Interested Party Transactions, page 96

42.   Please disclose the name of the affiliates and the basis on which the affiliates are related to persons in the transactions you describe in the third and fourth paragraphs.

43.   Please describe the transfers of the legacy alternative fund-of-fund and international fixed income advisory businesses to affiliates of your parent or tell us why you believe disclosure is not required under Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 98

44.   Please delete the reference to "selling stockholders" or advise.

Description of Capital Stock, page 99

45.   Please describe the material terms in the operating agreement of Artio Global Holdings LLC, since you are dependent upon distributions from this entity to fund distributions on the common units.

Material U.S. Federal Tax Considerations . . . , page 106

46.   Please file as an exhibit Davis Polk's consent to the prospectus discussion of its opinion and to be named in this section of the filing.

Index to Consolidated Financial Statements, page F-1

47.   Please include audited financial statements as of and for the year ended December 31, 2007, and update the corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

Consolidated Statements of Financial Position, page F-4

48.   Please disclose the components of the due from affiliates and due to affiliates line items in your footnotes. Refer to paragraph 2 of SFAS 57 for guidance.

49.   We note that your operating subsidiary plans to make distributions to your parent and two Principals that are not reflected in your most recent balance sheet. Please include a pro forma balance sheet reflecting the accrual for the dividend payment and the impact to equity alongside the most recent historical balance sheet. Refer to SAB Topic 1.B.3 for guidance.

Consolidated Statements of Income, page F-5

50.   We note that you have included interest income and net gain (loss) on marketable securities within revenue. Please tell us how you determined such presentation is appropriate given the guidance in Rules 5-03.1 and 5-03.7 in Regulation S-X regarding income statement presentation and paragraphs 78-79 of Concept Statement 6 regarding the definition of revenues.

51.   We note that as part of the reorganization transactions, your shares of common stock outstanding will be converted into a number of shares of Class C common stock equal to the number of outstanding New Class A Units held by Artio Global Investors Inc. immediately prior to this offering. As your parent and sole stockholder, Julius Baer Holding Ltd. will receive all of these shares of Class C common stock, which will hold the only economic interest. Please revise your disclosures throughout the filings to explain the mechanism you intend to use to complete this equity restructuring. Also, please tell us what consideration you have given to the guidance in SAB Topic 4:C to retroactively effect this change in your equity structuring in the balance sheets and for the presentation of earnings per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only "draft" reports can be presented due to a pending future event, your auditors should include a signed and

dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors' reports would need to be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X for guidance.

52.   We note that during the nine-months ended September 30, 2007 you made a $60 million dividend payment. If such dividend payment exceeds fiscal year 2007 net income from continuing operations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Also, we note that the operating subsidiary intends to make a distribution to its members for the undistributed earnings generated prior to the date of the offering; and that you intend to make a special distribution prior to the offering to be financed by new debt. Such distributions are assumed to be paid from the proceeds of the offering. As such, please include pro forma earnings per share data giving effect to the number of shares whose proceeds are to be used to pay these distributions including footnote disclosure that provides investors with sufficient information to understand the presentation. Refer to SAB Topic 1:B.3 for guidance.

Notes to Consolidated Financial Statements, page F-9

53.   Please include disclosures for your obligation to repurchase and the Principals' ability to put their interests in the operating company (i.e., Artio Global Holdings LLC) to you. Refer to paragraphs 26-28 of SFAS 150 for guidance. Please also ensure your disclosures explain how you are accounting for these interests in your consolidated financial statements.

54.   Please include disclosures for your concentrations of credit risk for all of your financial instruments. Please also consider including disclosures about the market risk of your financial instruments. Refer to paragraphs 15A-15D of SFAS 107 for guidance.

(2) Summary of Significant Accounting Principles, page F-9

(a) Basis of preparation, page F-9

55.   For those investment partnerships you are a managing member, please revise your disclosure to provide a more detailed explanation as to how you determined you do not control the partnerships and are not the primary beneficiary of their operations. Please tell us which investment partnerships you are a managing member.

(e) Marketable securities, page F-10

56.   We note that the fair value of your marketable securities is based on externally available
        market prices. Please revise your disclosure to provide a more detailed explanation of
        what you mean by "externally available market prices." If you are estimating fair value
        for your marketable securities other than from quoted market prices in active markets
        without adjustment, please tell us what consideration you have given to including such
        estimates within your critical accounting policies and estimates disclosure based on the
        guidance in Section 501.14 of the Financial Reporting Codification.

(f) Foreign-currency transactions, page F-10

57.   Please revise your disclosure to state the aggregate foreign currency transaction gain or
        loss included in net income for each period presented including the line item such gain or
        loss is included. Please also include a description of the types of foreign currency
        transactions that led to such gains or losses. Refer to paragraph 30 of SFAS 52 for
        guidance. Please also tell us where you are reflecting the effect of exchange rate changes
        on your cash balances, if any, for each period presented. Refer to paragraph 25 of SFAS
        95 for guidance.

(h) Investment management fees, page F-10

58.   We note that you calculate investment management fees "generally" as a percentage of
        assets under management. Please remove the term generally and disclose all material
        methods used to calculate investment management fees. Also, please disclose the
        contractual management fees percentage or percentage range.

(j) Retirement plans, page F-11

59.   Please revise your disclosure to state the material terms of each of your defined
        contribution retirement plans, as further described on page 88. Such description should
        provide sufficient information to clarify that these plans meet the definition of a defined
        contribution plan. Refer to paragraph 11 of SFAS 132R. Also, please revise your policy
        for recognizing the costs of your defined contribution retirement plans to clarify what
        you mean by "when benefits are earned." Refer to paragraph 105 of SFAS 106 for
        guidance.

(o) Out-of-period adjustment, page F-12

60.   We note you have included $2.2 million of investment management fees that relate to
        prior periods in your fiscal year 2004 revenues as you believe the amount to be
        immaterial. Please tell us the reason these fees were not properly reflected in 2003 and
        prior and, if it was due to error, tell us when the error was identified. Please tell us what

consideration you have given to the guidance in paragraph 18 of APB 9 for recognizing prior period adjustments.

(4) Related Party Activity, page F-12

61.   Please revise your disclosure for the investments held in Julius Baer registered investment companies to disclose the realized gains/(losses) and the unrealized gains/(losses) recognized for each period presented. Refer to paragraph 2 of SFAS 57 and Rule 4-08(k) of Regulation S-X for guidance. Further, we note that you classified your marketable securities as trading during fiscal year 2006. Please clarify your statement that you recognized unrealized gains on your investments in the Julius Baer registered investment companies during the nine-months ended September 30, 2006.

(7) Deferred Compensation, page F-15

62.   We note your disclosures regarding the Funded Plan and the Unfunded Plan. We also note your disclosure in footnote 2(i) regarding your "largest deferred compensation plan." Finally, we note your disclosures on pages 86-87 regarding the discretionary cash bonus, mandatory bonus deferral, and membership interest in the Company and Its Operating Subsidiaries. Please revise your footnote disclosure to provide a detailed explanation of the nature, material terms, expenses, liabilities, and any other material information for each of your material deferred compensation plans such that your disclosures throughout your filing are consistent. Please also revise your accounting policy footnote to clearly state how you are accounting for each of your deferred compensation plans. As compensation is your largest expense and liability, your footnote disclosures should provide investors with a clear understanding of all of your plans and how you are accounting for such plans.

(9) Income Taxes, page F-16

63.   We note that you do not believe the resolution of the Federal and New York State tax audits will have a material effect on your consolidated financial position. Please expand your disclosure to discuss the potential impact to your operating results and your liquidity.

64.   Please disclose your policy on classification of interest and penalties in accordance with paragraph 19 of FIN 48. Also, please disclose the total amounts of interest and penalties recognized in the consolidated statements of income and consolidated statements of financial position. Refer to paragraphs 20 and 21.c. of FIN 48 for guidance.

(11) Subsequent Event, page F-18

65.   We note that you transferred JBFM to your parent in December 2007. We further note
        that you previously transferred a legacy alternative fund-of-fund business and an
        international fixed income advisory business managed from London to affiliates of your
        parent. Please tell us how you intend to / did reflect these transfers of assets and
        liabilities in your consolidated balance sheets.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare
       the filing effective, it does not foreclose the Commission from taking any action with
       respect to the filing;
   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and
   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the
       federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell
        450 Lexington Ave.
        New York, NY 10017